SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Circuit City Stores, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

172737108

(CUSIP Number)

Rafael Robles Miaja

Franck, Galicia y Robles, S.C.

Torre del Bosque

Boulevard Manuel Avila Camacho No. 24 piso 7

Mexico 11000, Distrito Federal

52 (55) 5540-9225

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Thomas M. Cerabino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No. 172737108	Page 1 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Carlos Slim Helu

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 2 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Carlos Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 3 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Marco Antonio Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 4 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Patrick Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 5 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Maria Soumaya Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 6 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Vanessa Paola Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 7 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Johanna Monique Slim Domit

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 172737108	Page 8 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Inmobiliaria Carso, S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 172737108	Page 9 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Orient Star Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 172737108	Page 10 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person U.S. Commercial Corp., S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 172737108	Page 11 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person Commercial LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC (see Item 3 of the Initial Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,100,000 (see Item 5(b) of this Schedule 13D) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,100,000 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100,000 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) HC

This Amendment No. 1 to Schedule 13D (“Amendment”) is being filed on behalf of Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), and Inmobiliaria Carso, S.A. de C.V., a Mexican sociedad anonima de capital variable (“Inmobiliaria”), Orient Star Holdings LLC, a Delaware limited liability company (“Orient”), U.S. Commercial Corp., S.A. de C.V., a Mexican sociedad anonima de capital variable (“USCC”), and Commercial LLC, a Delaware limited liability company (“Commercial” and, together with the Slim Family, Inmobiliaria, Orient and USCC, the “Reporting Entities”) and amends the Schedule 13D filed by the Reporting Persons on June 26, 2003 (the “Initial Schedule 13D”). This Amendment relates to the common stock, par value $0.50 per share (the “Company Common Stock”), of Circuit City Stores, Inc., a Virginia corporation (the “Company”). Prior to filing the Initial Schedule 13D with the Securities and Exchange Commission (the “Commission”), the Slim Family, Inmobiliaria and Orient jointly filed with the Commission on March 9, 2001 a Statement of Beneficial Ownership on Schedule 13G with respect to the Company Common Stock, as amended on February 8, 2002, December 26, 2002 (the “December 2002 Amendment”) and February 13, 2003. Commencing with the December 2002 Amendment, USCC and Commercial were included as reporting persons with respect to the Company Common Stock in the joint filings on Schedule 13G made by the Slim Family, Inmobiliaria and Orient. All capitalized terms not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

The Reporting Entities are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Entity disclaims beneficial ownership of all of shares of Company Common Stock, other than those reported herein as being owned by it.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of the close of business on October 17, 2003, (i) Orient Star directly owns 8,100,000 shares of Company Common Stock (the “Orient Owned Shares”), (ii) Inmobiliaria, as the sole member of Orient, is deemed to beneficially own indirectly the Orient Owned Shares owned directly by Orient, and (iii) the Slim Family, which directly and indirectly owns all of the outstanding voting securities of Inmobiliaria, is deemed to beneficially own indirectly the Orient Owned Shares deemed indirectly beneficially owned by Inmobiliaria and which are directly owned by Orient. The Orient Owned Shares represent approximately 3.9% of the outstanding class of Company Common Stock, based on a total of 209,467,002 shares of Company Common Stock outstanding as of August 31, 2003, as represented by the Company in its Quarterly Report on Form 10-Q (the “Quarterly Report”), filed with the Commission on October 14, 2003.

As of the close of business on October 17, 2003, (i) Commercial directly owns 7,000,000 shares of Company Common Stock (the “Commercial Owned Shares”), (ii) USCC, as the sole member of Commercial, is deemed to beneficially own indirectly the Commercial Owned Shares owned directly by Commercial, and (iii) the Slim Family, which directly and indirectly owns a majority of the outstanding voting securities of USCC, is deemed to beneficially own indirectly the Commercial Owned Shares deemed indirectly beneficially owned by USCC and which are directly owned by Commercial. The Commercial Owned Shares represent approximately 3.3%, and together with the Orient Owned Shares represent approximately 7.2%, of the outstanding class of Company Common Stock, based on a total of 209,467,002 shares of Company Common Stock outstanding as of August 31, 2003, as represented by the Company in the Quarterly Report.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) None of the Reporting Entities has the sole power either to vote (or direct the vote) or to dispose (or direct the disposition) of the 15,100,000 shares of Company Common Stock reported herein. The Reporting Entities have shared power to vote (or direct the vote) or to dispose (or direct the disposition) of all 15,100,000 shares of Company Common Stock reported in this Schedule 13D.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) On October 10, 2003, the Reporting Persons sold an aggregate of 500,000 shares of Company Common Stock in open market transactions at prices ranging from $10.26 to $10.47 and at a weighted average price of $10.34.

On October 13, 2003, the Reporting Persons sold an aggregate of 500,000 shares of Company Common Stock in open market transactions at prices ranging from $10.52 to $10.70 and at a weighted average price of $10.61.

On October 14, 2003, the Reporting Persons sold an aggregate of 525,000 shares of Company Common Stock in open market transactions at prices ranging from $10.52 to $10.74 and at a weighted average price of $10.65.

On October 15, 2003, the Reporting Persons sold an aggregate of 380,000 shares of Company Common Stock in open market transactions at prices ranging from $10.30 to $10.82 and at a weighted average price of $10.54.

On October 16, 2003, the Reporting Persons sold an aggregate of 1,045,000 shares of Company Common Stock in open market transactions at prices ranging from $10.20 to $10.50 and at a weighted average price of $10.33.

On October 17, 2003, the Reporting Persons sold an aggregate of 1,000,000 shares of Company Common Stock in open market transactions at prices ranging from $10.01 to $10.22 and at a weighted average price of $10.10.

From October 10, 2003 through October 17, 2003, the Reporting Persons sold an aggregate of 3,950,000 shares of Company Common Stock in open market Transactions at a weighted average price of $10.37.

Item 7.    Material to be Filed as Exhibits

1.    The Powers of Attorney dated as of March 5, 2001 and the Joint Filing Agreement dated as of March 5, 2001, each filed as exhibits to the Schedule 13G filed by the Slim Family, Inmobiliaria and Orient with the Commission on March 12, 2001 are hereby incorporated by reference.

2.    The Powers of Attorney dated as of December 24, 2002 and the Joint Filing Agreement dated as of December 24, 2002, each filed as exhibits to the Schedule 13G filed by the Slim Family, USCC and Commercial with the Commission on December 26, 2002 are hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2003	*
Name: Carlos Slim Helu

Dated: October 20, 2003	*
Name: Carlos Slim Domit

Dated: October 20, 2003	*
Name: Marco Antonio Slim Domit

Dated: October 20, 2003	*
Name: Patrick Slim Domit

Dated: October 20, 2003	*
Name: Maria Soumaya Slim Domit

Dated: October 20, 2003	*
Name: Vanessa Paola Slim Domit

Dated: October 20, 2003	*
Name: Johanna Monique Slim Domit

Dated: October 20, 2003	INMOBILIARIA CARSO, S.A. DE C.V.

By:	*

Name:
Title:

Dated: October 20, 2003	ORIENT STAR HOLDINGS LLC

	By:	INMOBILIARIA CARSO, S.A. DE C.V., its sole member

	By:	*

Name:
Title:

Dated: October 20, 2003	U.S. Commercial Corp., S.A. de C.V.

	By:	*

Name:
Title:

Dated: October 20, 2003	COMMERCIAL LLC

	By:	U.S. COMMERCIAL CORP., S.A. DE C.V., its sole member

	By:	*

Name:
Title:

Eduardo Valdes Acra, by signing his name below, signs this document on behalf of each of the above-named persons specified by an asterisk(*), pursuant to a power of attorney duly executed by each such person, and filed with the Commission on the date set forth above under Item 7.

/S/ EDUARDO VALDES ACRA

Eduardo Valdes Acra
Attorney-in-fact